SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)



                               Niagara Corporation
                               -------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    653349100
                                    ---------
                      (CUSIP Number of Class of Securities)

                    Wynnefield Partners Small Cap Value, L.P.
                          450 Seventh Avenue, Suite 509
                            New York, New York 10123
                           Attention: Mr. Nelson Obus
                           --------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              Shahe Sinanian, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

                                December 15, 2000
                                -----------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                        (continued on following pages)

                              (Page 1 of 9 Pages)

--------------------------------------------------------------------------------
SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 653349100                                         Page 2 of 9 Pages
--------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3688497
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [X]
                                                            (b) [_]
--------------------------------------------------------------------------------
      3.    SEC USE ONLY
--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
            WC    (SEE ITEM 3)
--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT
            TO ITEMS 2(d) OR 2(e)                           [_]
--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
--------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        185,600
                            ----------------------------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY
                            ----------------------------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        185,600
                            ----------------------------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            185,600 shares
--------------------------------------------------------------------------------
      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES
                                                  [_]
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.18%
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            PN

                               (Page 2 of 9 Pages)

--------------------------------------------------------------------------------
SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO.  653349100                                        Page 3 of 9 Pages
--------------------------------------------------------------------------------
      1.    NAME OF  REPORTING  PERSON:  Wynnefield  Small  Cap  Value  Offshore
            Fund, Ltd.
            S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON:  Not
            Applicable
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [X]
                                                            (b) [_]
--------------------------------------------------------------------------------
      3.    SEC USE ONLY
--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
            WC    (SEE ITEM 3)
--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT
            TO ITEMS 2 (d) OR 2 (e)                    [_]
--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            CAYMAN ISLANDS
--------------------------------------------------------------------------------
    NUMBER OF            7.    SOLE VOTING POWER
      SHARES                   85,500
--------------------------------------------------------------------------------
   BENEFICIALLY          8.    SHARED VOTING POWER
     OWNED BY
--------------------------------------------------------------------------------
       EACH              9.    SOLE DISPOSITIVE POWER
    REPORTING                  85,500
--------------------------------------------------------------------------------
      PERSON             10.   SHARED DISPOSITIVE POWER
       WITH
--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            85,500 shares
--------------------------------------------------------------------------------
      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES
                                                       [_]
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.01%
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            CO
--------------------------------------------------------------------------------

                               (Page 3 of 9 Pages)

--------------------------------------------------------------------------------
SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO. 653349100                                         Page 4 of 9 Pages
--------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON Wynnefield Partners Small Cap Value, L.P. I S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 13-3953291
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [X]
                                                            (b) [_]
--------------------------------------------------------------------------------
      3.    SEC USE ONLY
--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
            WC    (SEE ITEM 3)
--------------------------------------------------------------------------------
      5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                            [_]
--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
--------------------------------------------------------------------------------
     NUMBER OF             7.    SOLE VOTING POWER
       SHARES                    193,519
                     -----------------------------------------------------------
    BENEFICIALLY           8.    SHARED VOTING POWER
      OWNED BY
                     -----------------------------------------------------------
        EACH               9.    SOLE DISPOSITIVE POWER
     REPORTING                         193,519
                     -----------------------------------------------------------
       PERSON              10.   SHARED DISPOSITIVE POWER
        WITH
--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            193,519 shares
--------------------------------------------------------------------------------
      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES
                                                  [_]
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.28%
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            PN
--------------------------------------------------------------------------------

                               (Page 4 of 9 Pages)

Item 1. Security and Issuer.

      This Statement relates to shares of the Common Stock, $0.001 par value per share (the "Shares"), of Niagara Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 667 Madison Avenue, New York, New York 10021.

Item 2. Identity and Background.

      (a), (b), (c) and (f). This Statement is being filed by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), and Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"). Although the Partnership, the Fund and Partnership-I are each separate and distinctive entities with different beneficial owners (whether designated as limited partners or stockholders), for the convenience of reporting their holdings, in this Statement, they are sometimes referred to collectively as the "Wynnefield Group".

      Wynnefield Capital Management, LLC, a New York limited liability company ("WCM"), is the general partner of the Partnership and Partnership-I, private investment companies organized as limited partnerships under the laws of the State of Delaware. Nelson Obus and Joshua Landes are the managing members of WCM and the principal executive officers of Wynnefield Capital, Inc., the investment manager of the Fund, a private investment company organized under the laws of the Cayman Islands. Mr. Obus and Mr. Landes are citizens of the United States of America.

      The business address of Mr. Obus, Mr. Landes, WCM, and each of the entities in the Wynnefield Group is 450 Seventh Avenue, Suite 509, New York, New York 10123.

      (d) and (e). During the last five years, neither Mr. Obus, Mr. Landes, WCM, nor any of the entities comprising the Wynnefield Group has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      The Wynnefield Group entities purchased their Shares, separately from each other, for the consideration shown in the following table:

Name                        Number of Shares           Consideration Paid
--------------------------  -------------------------  -------------------------

Partnership                 7,100                      $13,348.00

Partnership-I               8,400                      $15,792.00

Fund                        3,400                      $ 6,392.00

                               (Page 5 of 9 Pages)

      Such Shares were paid for from the separate working capital of each entity in the Wynnefield Group, each of which maintains a separate investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index futures contracts, options, puts and calls on stock and warrants.

Item 4. Purposes of Transaction.

     Each member of the Wynnefield Group acquired the Shares reported in Item 5 below for investment purposes. If any member of the Wynnefield Group determines that the ownership of the Issuer's securities represents an attractive investment opportunity, it reserves the right to buy additional Shares with the understanding that neither such purchases nor the exercise of its rights as a stockholder of the Issuer is intended as a "control" device with respect to the Issuer.

      The Wynnefield Group intends to meet with management to explore the establishment of a program to better communicate the Issuer's operating status to the investment community.

      Except as set forth above, no member of the Wynnefield Group has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer.

      (a) As of the close of business on the date hereof, the three entities referred to as the Wynnefield Group beneficially owned a total of 464,619 Shares. Mr. Obus and Mr. Landes, by virtue of their status as managing members of WCM, the general partner of the Partnership and Partnership-I, and as officers of the Fund's investment manager, may be deemed to have indirect beneficial ownership of the Shares owned by the three entities referred to as the Wynnefield Group.

      However, Mr. Obus and Mr. Landes, as stated below, disclaim any beneficial ownership of such Shares. The Shares owned by the three entities referred to as the Wynnefield Group represent approximately 5.47% of the outstanding Shares of the Issuer, based on the 8,498,817 Shares reported as outstanding on September 30, 2000 in the Issuer's latest Quarterly Report on Form 10-Q.

      Pursuant to Rule 13d-4 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Obus and Mr. Landes disclaim beneficial ownership of any Shares owned by the three entities comprising the Wynnefield Group and disclaim membership in the Wynnefield Group with respect to the Shares for purposes of Sections 13(d) and 13(g) of the Exchange Act or for any other purpose under any other provision of the Exchange Act or the rules and regulations promulgated thereunder.

      (b) Mr. Obus and Mr. Landes, by virtue of their status as the managing members of WCM, the general partner of the Partnership and Partnership-I, and as officers of the Fund's investment manager, have the power to vote or to direct the vote and the power to dispose and to

                               (Page 6 of 9 Pages)
direct the disposition of the Shares owned by each of the three entities comprising the Wynnefield Group.

      (c) In the past sixty (60) days, the entities in the Wynnefield Group made their separate purchases and sales of Shares in the open market as follows:


Name            Transaction      Date         Number of Shares   Price Per Share
----            -----------      ----         ----------------   ---------------

Partnership     Buy         November 8, 2000      17,820              $3.2075

Partnership     Buy         November 22, 2000      1,300              $2.8125

Partnership     Buy         November 27, 2000      8,100              $2.9709

Partnership     Buy         November 29, 2000      5,100              $2.5937

Partnership     Buy         November 30, 2000      6,200              $2.5937

Partnership     Buy         December 15, 2000      7,100              $1.88

Partnership     Buy         December 18, 2000      7,600              $1.8125

Partnership     Buy         December 18, 2000      3,800              $1.8125

Partnership     Buy         December 19, 2000      1,000              $1.75


Partnership-I   Buy         November 22, 2000      1,600              $2.8125

Partnership-I   Buy         November 27, 2000      9,500              $2.9709

Partnership-I   Buy         November 29, 2000      6,000              $2.5937

Partnership-I   Buy         November 30, 2000      7,300              $2.5937

Partnership-I   Buy         December 15, 2000      8,400              $1.88

Partnership-I   Buy         December 18, 2000      8,800              $1.8125

Partnership-I   Buy         December 18, 2000      4,400              $1.8125

Partnership-I   Buy         December 19, 2000      1,000              $1.75


Fund            Buy         November 22, 2000        600              $2.8125

Fund            Buy         November 27, 2000      3,900              $2.9709

                              (Page 7 of 9 Pages)

Name            Transaction      Date         Number of Shares   Price Per Share
----            -----------      ----         ----------------   ---------------

Fund            Buy         November 29, 2000      2,400              $2.5937

Fund            Buy         November 30, 2000      3,000              $2.5937

Fund            Buy         December 15, 2000      3,400              $1.88

Fund            Buy         December 18, 2000      3,600              $1.8125

Fund            Buy         December 18, 2000      1,800              $1.8125


      (d) Each of the entities comprising the Wynnefield Group has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Wynnefield Group, but only from such Shares beneficially owned by the Wynnefield Group.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Neither Mr. Obus, Mr. Landes, WCM, nor any of the entities comprising the Wynnefield Group has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

      Not applicable.

                              (Page 8 of 9 Pages)

                                    SIGNATURE

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: December 21, 2000

                            WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.
                            WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

                            By:     Wynnefield Capital Management, LLC
                                    General Partner

                               By:  /s/ Nelson Obus
                                    --------------------------------------
                                    Nelson Obus, Managing Member

                            WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

                            By:     Wynnefield Capital, Inc.

                                    /s/ Nelson Obus
                                    --------------------------------------
                                    Nelson Obus, President

                              (Page 9 of 9 Pages)